Exhibit 99.1

FOR IMMEDIATE RELEASE

Rezolve Ai Positioned at the Heart of the AI Transformation of $30 Trillion Global Retail, Reiterates $360M+ FY26 Revenue Guidance

Company expects approximately 7.5x year-on-year growth, with momentum accelerating throughout the year, serving more than 1,000 enterprise customers globally as brainpowa, TraceWare and agentic commerce infrastructure drive accelerating enterprise adoption

NEW YORK -- June 01, 2026 -- Rezolve Ai PLC (NASDAQ: RZLV), a global leader in AI-powered commerce and digital engagement solutions, today reaffirms its FY26 revenue guidance of approximately $360 million, with conviction strengthened by the ongoing conversion of its commercial pipeline and the accelerating depth of enterprise adoption across the platform.

Rezolve believes artificial intelligence is reshaping the approximately $30 trillion global retail industry with leading industry forecasts suggesting AI and agentic commerce could mediate between $3 trillion and $5 trillion of global commerce by 2030. As retailers increasingly shift from traditional search and digital experiences toward conversational and autonomous commerce, the Company believes trusted infrastructure will become critical to enterprise adoption.

In Q1 2026, Rezolve Ai generated approximately $60 million in revenue, exceeding the Company’s entire revenue for the full year 2025 of $46.8 million. The reaffirmed FY26 revenue expectation of $360 million represents approximately 7.5x year-on-year growth.

Clients onboarded during 2024 and 2025 have materially expanded their deployment of Rezolve Ai’s Brain Suite in 2026 with the Company now serving more than 1,000 enterprise customers globally. Rezolve believes accelerating customer expansion, enterprise onboarding and commercial deployment reflect a broader shift from traditional search toward conversational and agentic commerce. The Company believes it is among the fastest-growing publicly listed AI companies in the small- and mid-cap market.

Daniel M. Wagner, Chief Executive Officer of Rezolve Ai, said:

“Artificial intelligence is rapidly reshaping how consumers discover, evaluate and purchase products. What is driving that growth for Rezolve Ai is the volume of new clients coming to us and the speed at which they are moving from initial deployment into full production at scale. The peer-reviewed validation of TraceWare, confirming 99.5% to 100% user-state accuracy, gives enterprise CIOs and CTOs the scientific foundation they need to make that commitment with confidence.

“When a retailer deploys agentic AI, they are putting their brand reputation into the hands of a technology that must perform perfectly at the moment of transaction. The market has reached a point where it understands that, and Rezolve Ai is the platform it is turning to.

“Rezolve Ai is positioned at the heart of the $30 trillion global retail revolution. Our commercial pipeline continues to convert at scale, momentum is accelerating throughout the year, and we reiterate with full confidence our FY26 revenue guidance of approximately $360 million, up from $46.8 million in 2025.”

The Infrastructure Layer for AI Commerce

Trusted Commerce AI – brainpowa
Rezolve Ai’s proprietary brainpowa model has been purpose-built for commerce and retail, designed to materially reduce hallucinations and improve reliability in live shopping and transaction environments.

Workflow Validation – TraceWare
RezolveAi ’s proprietary TraceWare technology validates and verifies agentic workflows, helping ensure AI systems remain accurate, commercially safe and auditable. Importantly, TraceWare works across multiple AI models, not solely brainpowa, positioning Rezolve Ai as a broader enterprise AI infrastructure provider.

Agentic Payment Rails
As AI agents increasingly transact on behalf of consumers, Rezolve Ai is building infrastructure for agentic payments, including blockchain-enabled distributed databases, stablecoin payment capabilities, on- and off-ramp functionality and consumer engagement mechanics designed for AI-native commerce.

AI Visibility – Answer Engine Optimization (AEO)
As consumers increasingly discover products through AI-powered answer engines such as ChatGPT, Gemini and Claude, Rezolve Ai’s technologies help merchants improve visibility and discoverability within AI-generated shopping experiences.

Global Partnerships
Rezolve Ai has established strategic relationships with leading global technology and consulting organisations, including Microsoft, Google and Tata Consulting Services, helping accelerate enterprise deployment and adoption.

Media Contact
The One Nine Three Group
RezolveAi@the193.com

Investor Contact
investors@rezolve.com

About Rezolve Ai
Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite is the world’s first enterprise AI platform built for Agentic Commerce, delivering advanced tools that harness artificial intelligence to power search, transact, fulfill, and personalize at global scale. For more information, visit www.rezolve.com.

Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve Ai plc (“Rezolve”) may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, “design” and similar expressions are intended to identify such forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s Annual Report on Form 20-F and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.